UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. 33589 / August 14, 2019

In the Matter of

1WS CREDIT INCOME FUND, ET AL.
299 Park Avenue, 25th floor
New York, NY 10171

(812-14964)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE ACT,
UNDER SECTIONS 6(c) AND 23(c) OF THE ACT GRANTING AN EXEMPTION FROM
RULE 23c-3 UNDER THE ACT, AND PURSUANT TO SECTION 17(d) AND RULE 17d-1
UNDER THE ACT

1WS Credit Income Fund and 1WS Capital Advisors, LLC filed an application on October 5,
2018 and amended the application on October 12, 2018, May 3, 2019, May 24, 2019, and June
17, 2019, requesting an order under section 6(c) of the Investment Company Act of 1940 (the
"Act") granting an exemption from sections 18(a)(2), 18(c) and 18(i) of the Act; under sections
6(c) and 23(c) of the Act, granting an exemption from rule 23c-3 under the Act; and pursuant to
section 17(d) of the Act and rule 17d-1 under the Act. The order permits certain registered
closed-end management investment companies to issue multiple classes of shares and to impose
early withdrawal charges, early repurchase fees, and asset-based distribution fees and/or service
fees with respect to certain classes.

On July 16, 2019, a notice of the filing of the application was issued (Investment Company Act
Release No. 33556). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

It is further found that the relief requested pursuant to section 23(c)(3) will be consistent with the
protection of investors and will ensure that applicants do not unfairly discriminate against any
holders of the class or classes of securities to be purchased.

It is further found that the investment company's proposed institution of asset-based distribution and/or service fees is consistent with the provisions, policies, and purposes of the Act, and does not involve participation on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of 1WS Credit Income Fund, *et al*. (File No. 812-14964),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c) and 18(i) of the Act is granted, effective immediately, subject to the condition in the application, as amended.

IT IS ALSO ORDERED, under sections 6(c) and 23(c)(3) of the Act, that the requested exemption from rule 23c-3 is granted, effective immediately, subject to the condition contained in the application, as amended.

IT IS ALSO ORDERED, under section 17(d) and rule 17d-1, that the investment company's institution of asset-based distribution and/or service fees is approved, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Jill M. Peterson
Assistant Secretary